

August 23, 2011

Via Facsimile
Mr. James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Ave
Cincinnati, OH 45231

> **Re:** **The Hillman Companies, Inc.**
> **Form 10K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated August 5, 2011**
> **File No. 1-13293**

Dear Mr. Waters:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 6 – Income Taxes, page 62

1. We note your response to our prior comment number three. Please refer to ASC 805-10-25-23 and explain why you have capitalized these merger related costs.

Note 21 – Segment and Geographic Information, page 82

2.   We note your response to our prior comment number four. It appears from the
        information you provided us, that your CODM receives discrete financial information at
        the product line level. We further note both sales data and a measure of profitability are
        presented (gross margins) for these product lines. As such, tell us how you determined
        that these do not represent operating segments. We also note that gross margins for these
        components appear to vary significantly. Please tell us why you believe these operating
        segments have similar economic characteristics to warrant aggregation into a single
        segment. Please refer to ASC 280-10-50-11.

3.   Similarly, please also explain why these product lines do not represent reporting units for
        goodwill impairment testing purposes.

Executive Compensation

Compensation Discussion and Analysis

Assessment of Market Data, Peer Comparisons and Benchmarking of Compensation, page 107

4.   We note your response to comment six in our letter dated July 19, 2011. However, it
        appears you have used market and peer compensation data as a reference point upon
        which to base, justify or provide a framework for your compensation decisions such that
        we would expect, in future filings, to see more information about this peer group of
        companies, including their identities. For further guidance, please refer to Question
        118.05 of the Regulation S-K Compliance and Disclosure Interpretations available at
        http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Short Term Compensation Elements

Base Salary, page 107

5.   We note your response to comment seven in our letter dated July 19, 2011. Please
        identify the elements of 2009 financial performance and budgeted 2010 financial
        performance that your compensation committee took into account when establishing the
        3% targeted base salary increases.

Annual Performance-Based Bonuses, page 108

6.   We note your response to comment nine in our letter dated July 19, 2011. Please explain how actual performance relative to your named executive officers' personal management objectives is measured in order to arrive at the percentage accomplishment assigned to each individual. With respect to your proposed disclosure, we note that Messrs. Hillman and Church accomplished 78.3% and 139.1%, respectively, of their personal performance objectives. Please clarify how you arrived at these percentages. In addition, given that you assigned a percentage accomplishment to Messrs. Hillman and Church and that their personal performance objectives were composed of field service and/or field sales expense as a percent of company sales, it appears that these named executive officers' personal performance objectives were composed of quantitative performance targets. As such, please disclose these targets or advise us accordingly.

7.   We note your response to comment 10 in our letter dated July 19, 2011. Please disclose your gross margin dollar performance target for 2010.

Closing Comments

        You may contact Kevin Stertzel at (202) 551-3723, or John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. You may contact Hagen Ganem at (202) 551-3330, or Craig Slivka at (202) 551-3729 if you have questions regarding legal comments. Please contact me at (202) 551-3768 with any other questions.

                                                Sincerely,

                                                /s/ John Hartz
                                                 for
                                                W. John Cash
                                                Branch Chief